Exhibit 99.1

FOR IMMEDIATE RELEASE	Friday, March 15, 2013

CELESTICA FILES FORM 20-F

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that its annual report on Form 20-F for the year ended December 31, 2012 has been filed with the United States Securities and Exchange Commission.

The annual report on Form 20-F can be accessed on the company’s website at http://www.celestica.com in the Investor Relations section. The Form 20-F can also be viewed at http://www.sedar.com and at http://www.sec.gov.

The company’s shareholders are entitled to receive copies of the Form 20-F free of charge. Shareholders can request the document on the Investor Relations section of Celestica’s website at www.celestica.com. Shareholders who have already requested a copy of the Form 20-F will receive this document in the mail.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

Celestica Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes to differ materially from the forward-looking statements themselves.  For those statements, we claim the protection of the safe harbor for forward looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian provincial and territorial securities legislation. Forward looking statements are not guarantees of future actions or events. You should understand that the risks, uncertainties and factors which are identified in our various public filings at www.sedar.com and www.sec.gov could affect our future actions and events and could cause them to differ materially from those expressed in such forward-looking statements.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com